UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KINDRED HEALTHCARE, INC.

(Name of Issuer)

Common Stock, $0.25 par value per share

(Title of Class of Securities)

494580103

(CUSIP Number)

Aaron Michael Daniels, Esq.

Brigade Capital Management, LP

399 Park Ave, 16th Floor

New York, NY 10022

(212) 745-9700

with a copy to:

Steven E. Siesser, Esq.

Lawrence M. Rolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas, 17th Floor

New York, New York 10020

(212) 204-8688

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Capital Management, LP (I.R.S. Identification No. 20-4895879)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,214,306
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,214,306
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,214,306
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.70%*
14.	Type of Reporting Person PN, IA

*Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 3,531,735 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd. ("LCS"), 510,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd., 72,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd. and 1,100,000 shares of Common Stock issuable to LCS upon the exercise of the call options described in Item 5 of the Schedule 13D (as defined below).

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Capital Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,214,306
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,214,306
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,214,306
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.70%*
14.	Type of Reporting Person OO, HC

*Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 3,531,735 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd. ("LCS"), 510,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd., 72,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd. and 1,100,000 shares of Common Stock issuable to LCS upon the exercise of the call options described in Item 5 of the Schedule 13D (as defined below).

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Leveraged Capital Structures Fund Ltd. (I.R.S. Identification No. 98-0513519)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,631,735
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,631,735
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,631,735
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.07%*
14.	Type of Reporting Person CO

*Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 3,531,735 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd. ("LCS"), 510,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd., 72,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd. and 1,100,000 shares of Common Stock issuable to LCS upon the exercise of the call options described in Item 5 of the Schedule 13D (as defined below).

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Distressed Value Master Fund Ltd. (I.R.S. Identification No. 98-0682414)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 510,571
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 510,571
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 510,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.56% *
14.	Type of Reporting Person CO

*Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 3,531,735 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd. ("LCS"), 510,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd., 72,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd. and 1,100,000 shares of Common Stock issuable to LCS upon the exercise of the call options described in Item 5 of the Schedule 13D (as defined below).

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tasman Fund LP (I.R.S. Identification No. 36-4725474)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% *
14.	Type of Reporting Person PN

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Cavalry Fund Ltd. (I.R.S. Identification No. 98-1401173)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 72,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 72,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.08% *
14.	Type of Reporting Person CO

*Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 3,531,735 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd. ("LCS"), 510,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd., 72,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd. and 1,100,000 shares of Common Stock issuable to LCS upon the exercise of the call options described in Item 5 of the Schedule 13D (as defined below).

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald E. Morgan, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,214,306
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,214,306
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,214,306
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.70%*
14.	Type of Reporting Person IN

*Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 3,531,735 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd. ("LCS"), 510,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd., 72,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd. and 1,100,000 shares of Common Stock issuable to LCS upon the exercise of the call options described in Item 5 of the Schedule 13D (as defined below).

Explanatory Note

This Amendment No. 2 ("Amendment No. 2") relates to the common stock, par value $0.25 per share (the "Common Stock"), of Kindred Healthcare, Inc. (the "Issuer"). This Amendment amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 27, 2017 (the "initial Schedule 13D"), as amended and supplemented by Amendment No. 1, filed February 1, 2018 (“Amendment No. 1”). The initial Schedule 13D, as amended and supplemented by Amendment No. 1 and this Amendment No. 2, is referred to herein as the "Schedule 13D." Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

EQTY used approximately $217,800 (excluding brokerage commissions) of the working capital of EQTY to purchase the shares of Common Stock reported in this Amendment.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following after the sixth paragraph thereof:

For many of the same reasons outlined in the Letter, on March 8, 2018, LCS, EQTY and DSTR (the “Brigade Funds”) filed a shareholder action (the “Action”) against the Issuer’s Board and certain other parties in the Delaware Court of Chancery alleging breach of fiduciary duty and related causes of action. Contemporaneously therewith, the Brigade Funds filed a Motion for Expedited Proceedings. The Action seeks to preliminarily and permanently enjoin the proposed acquisition of the Issuer by the Consortium. The Brigade Funds intend to vigorously prosecute the Action to protect their investors from the consequences of the Board's breach of fiduciary duties if the Merger is allowed to close.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

(a) As of the Filing Date, Brigade beneficially owns 4,114,306 shares of Common Stock (excluding the shares of Common Stock subject to the Listed Equity Call Option and the 2018 OTC Equity Call Option, as defined below), of which 3,531,735 shares of Common Stock are owned by LCS, 510,571 shares of Common Stock are owned by DSTR and 72,000 shares of Common Stock are owned by EQTY.

On November 6, 2017, LCS entered into a call option agreement (the “Listed Equity Call Option Agreement”) with Credit Suisse pursuant to which LCS acquired a call option that gives LCS the right to purchase 500,000 shares of Common Stock for an exercise price of $7.50 per share (the “Listed Equity Call Option”). The Listed Equity Call Option will expire and terminate on May 18, 2018, and is exercisable at LCS’s election any time on or prior to its expiration.

In January, 2018, LCS entered into a series of call option agreements (collectively, the "2018 OTC Equity Call Option Agreement") with Nomura Securities International Inc. pursuant to which LCS acquired call options that give LCS the right to purchase up to 600,000 shares of Common Stock in the aggregate at an exercise price of $7.50 per share (the "2018 OTC Equity Call Option"). The 2018 OTC Equity Call Option will expire and terminate on May 18, 2018, and is exercisable at LCS's election any time on or prior to its expiration.

Together with the shares of Common Stock subject to the Listed Equity Call Option and 2018 OTC Equity Call Option, the Reporting Persons are therefore deemed to beneficially own 5,214,306 shares of Common Stock in the aggregate, 4,631,735 shares of Common Stock by LCS, 510,571 shares of Common Stock by DSTR and 72,000 shares of Common Stock by EQTY, representing approximately 5.70% in the aggregate, and 5.07%, 0.56% and 0.08% by LCS, DSTR and EQTY, respectively, of the issued and outstanding shares of the Common Stock of the Issuer as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018.

(b) Brigade, as the investment manager of LCS, DSTR and EQTY, has the shared power to vote and dispose of the 5,214,306 shares of Common Stock described in the Amendment.

(c) Schedule I annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons since February 1, 2018, the filing date of Amendment 1. All such transactions were effected in the open market. Except as described in this Amendment, during the period from February 1, 2018 through and including March 8, 2018, there were no other purchases or sales of Common Stock, or securities convertible into or exchangeable for Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

(d) To the knowledge of the Reporting Persons, no other person named or incorporated by reference in Item 2 of the Schedule 13D has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 5 relating to the Listed Equity Call Option Agreement and 2018 OTC Equity Call Option Agreement is incorporated into this Item 6 by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the Common Stock.

Item 7. Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement, dated as of March 9, 2018

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2018	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
	Name:	Donald E. Morgan, III
	Title:	Managing Member of its General Partner

Brigade Capital Management GP, LLC

	By:	/s/ Donald E. Morgan, III
	Name:	Donald E. Morgan, III
	Title:	Managing Member

Brigade Leveraged Capital Structures Fund Ltd.

	By:	/s/ Donald E. Morgan, III
	Name:	Donald E. Morgan, III
	Title:	Director

Brigade Distressed Value Master Fund Ltd.

	By:	/s/ Donald E. Morgan, III
	Name:	Donald E. Morgan, III
	Title:	Director

Tasman Fund LP

	By:	/s/ Donald E. Morgan, III
	Name:	Donald E. Morgan, III
	Title:	Managing Member of its General Partner

Brigade Cavalry Fund Ltd.

	By:	/s/ Donald E. Morgan, III
	Name:	Donald E. Morgan, III
	Title:	Director

/s/ Donald E. Morgan, III
Donald E. Morgan, III, individually

Exhibit A

AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, $0.25 par value per share, of Kindred Healthcare Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to such amendment number 2 to Schedule 13D. In evidence thereof, the undersigned hereby execute this agreement as of March 9, 2018.

March 9, 2018	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
	Name:	Donald E. Morgan, III
	Title:	Managing Member of its General Partner

Brigade Capital Management GP, LLC

	By:	/s/ Donald E. Morgan, III
	Name:	Donald E. Morgan, III
	Title:	Managing Member

Brigade Leveraged Capital Structures Fund Ltd.

	By:	/s/ Donald E. Morgan, III
	Name:	Donald E. Morgan, III
	Title:	Director

Brigade Distressed Value Master Fund Ltd.

	By:	/s/ Donald E. Morgan, III
	Name:	Donald E. Morgan, III
	Title:	Director

Tasman Fund LP

	By:	/s/ Donald E. Morgan, III
	Name:	Donald E. Morgan, III
	Title:	Managing Member of its General Partner

Brigade Cavalry Fund Ltd.

	By:	/s/ Donald E. Morgan, III
	Name:	Donald E. Morgan, III
	Title:	Director

/s/ Donald E. Morgan, III
Donald E. Morgan, III, individually

Schedule I

Transactions in Common Stock by Reporting Persons

The following table sets forth all transactions in the Common Stock effected since February 1, 2018, the filing date of Amendment No. 1, by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Transaction Date	Reporting Person	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share
2/7/2018	EQTY	Common Stock	12,000	0	$9.10
2/15/2018	EQTY	Common Stock	12,000	0	$9.05